

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAY 08 2002
WASH. D.C.
152
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

Report on Form 6-K for the month of April 2002

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]


PROCESSED
MAY 20 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

Table of Contents

Press releases and intimations to stock exchange for April 2002 :

Press Release




DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Dr. Reddy's launches new generation asthma drug

Hyderabad, India, April 10, 2002: Dr. Reddy's Laboratories today launched Montelukast (generic name), a non-steroidal drug indicated for prohylaxis and treatment of asthma, in India.

The Company will market the product under the brand name Emlucast. The product will be available as tablets in three strengths: 10 mg tablets for adults, 4 and 5 mg chewable tablets for children. Montelukast, with its once-a-day dosage and 24-hour protection, will provide high degree of patient compliance and preference.

Dr. Reddy's had launched Zuvair (generic name Zafirlukast) in February 2002. Dr. Reddy's is the only company to have launched both Montelukast and Zafirlukast in India. Both the drugs belong to the same class of compounds called leukotriene receptor antagonists.

Leukotriene receptor antagonists represent a novel approach in the management of asthma. Leukotrienes are pro-inflammatory substances, which are released during pathogenesis of asthma resulting in broncho constriction, edema, and inflammation. Montelukast blocks leukotriene action in the lung resulting in less constriction of the bronchial tissue and reduced inflammation. This will substantially reduce the frequency of asthma attacks and bring down the intake of asthma medications.

The anti-asthmatics market in India is estimated at Rs.351 crore (ORG Feb'02 MAT).

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

...2

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880

Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

-oOo-

Press Release


DR. REDDY'S

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Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Dr. Reddy's launches advanced anti-histamine

First company to launch the drug in India

Hyderabad, India, April 18, 2002: Dr. Reddy's Laboratories today launched Mizolastine (generic name), a new generation, non-sedative anti-histamine drug under the brand name Elina. Dr. Reddy's is the first company to launch this drug in India.

Mizolastine is used for the treatment of common allergic conditions such as Rhinitis and Urticaria (itchy rash with swelling on the skin). Mizolastine is a dual-acting anti-histamine which has both anti-allergic and anti-inflammatory properties. Mizolastine, with its once-a-day dosage and non-sedative action, allows patients to continue their normal daily activities while under medication.

Elina will strengthen Dr. Reddy's presence in the anti-allergic segment in India, the market for which is estimated at Rs. 260 crore (ORG Feb'02 MAT). The drug will be available as 10 mg tablets.

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

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DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

April 19, 2002

The Secretary / The Executive Director
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange
National Stock Exchange

Sub: Board meeting for audited financial results.

Dear Sir,

Pursuant to clause 41 of the listing agreement, we hereby intimate you that the company will announce and publish the audited annual results of the company instead of unaudited results. Thus we do not intend to publish Q4 unaudited results.

The Board of Directors of the Company is scheduled to meet on June 4, 2002 to, inter alia, discuss and take on record the audited financial results of the Company for the year ended March 31, 2002.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy's Laboratories Ltd.



Santosh Kumar Nair
Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

(Registrant)

Date: 02.05.2002

By: ______________________

(Signature)*

Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.